CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED

March 31, 2006

(unaudited)

White Knight Resources Ltd.
CONSOLIDATED BALANCE SHEETS
(Unaudited –prepared by management)
Canadian Funds

	March 31 2006	June 30 2005
ASSETS
Current Cash and cash equivalents	$247,299	$282,459
Temporary investments	13,925,559	10,895,443
Receivables	144,615	176,164
Prepaid expenses	12,550	41,974
	14,330,023	11,396,040

Mineral property interests (Note 3)	2,809,138	2,456,147
Deferred exploration costs (Note 4)	3,542,563	1,508,878
Restricted reclamation bonds (Note 8)	236,297	196,692
Investments	40,000
Equipment	457,358	139,118
	$21,415,379	$15,696,875
LIABILITIES
Current Accounts payable and accruals	$57,880	$161,831
Due to related parties (Note 6)	89,263	17,754
	147,143	179,585
SHAREHOLDERS’ EQUITY
Capital Stock (Note 5)	33,624,885	26,844,701
Contributed Surplus	3,119,338	1,246,525
Deficit	(15,475,987)	(12,573,936)
	21,268,236	15,517,290

	$21,415,379	$15,696,875

Approved by the Board:

Director:	Director:

“John M. Leask””	“Megan Cameron-Jones””
John M. Leask, P.Eng	Megan Cameron-Jones

The accompanying notes are an integral part of these consolidated financial statements.

White Knight Resources Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited –prepared by management)
For the period ended March 31 - Canadian Funds

		2006		2005
	Cumulative
	Inception to	Quarter to Date	Year to Date	Quarter to Date	Year to Date
	March 31, 2006
EXPENSES
Amortization	$211,731	$8,423	$25,637	$8,115	$22,949
Audit	188,136	8,052	49,075	3,302	45,394
Bank charges & interest	23,783	1,633	4,898	1,411	4,395
Consulting	1,240,154	31,306	94,336	29,120	88,830
Consulting – related party	14,000
Consulting – stock-based compensation	3,229,612	2,179,053	2,241,064	32,543	32,543
Investor relations & shareholder info	607,045	51,195	116,498	8,208	92,402
Legal	564,197	18,763	42,721	4,116	20,691
Management fees	1,371,910	66,000	198,000	66,000	198,000
Office & miscellaneous	728,359	29,669	70,778	40,012	68,552
Rent	323,393	14,731	41,691	13,418	41,547
Telephone	196,878	3,524	13,846	4,063	12,051
Transfer agent & listing fees	299,676	21,053	37,668	6,216	28,320
Travel & entertainment	484,867	23,482	87,574	31,919	55,448
Wages & benefits	783,517	21,314	83,444	18,410	62,125
LOSS BEFORE UNDER-NOTED ITEMS	(10,267,258)	(2,478,198)	(3,107,230)	(266,853)	(773,247)

Interest income	1,235,491	121,721	303,694	8,584	90,856
Gain (loss) on foreign exchange	134,539	(6,794)	(2,609)	(8,347)	(66,508)
Option payments received (net)	759,555		13,617	32,385	91,648
Gain (loss) on disposal of equipment	13,867				(757)
Unrealized recovery (loss) on temporary
investments	(15,583)	(11,824)	(3,988)	881	881
Write-off of deferred exploration costs	(3,522,341)	(45,475)	(105,535)	(51,486)	(176,872)
Write-off of mineral property interests	(3,814,257)
LOSS FOR THE PERIOD	$(15,475,987)	$(2,420,570)	$(2,902,051)	$(284,836)	$(833,999)

Loss per common share		$(0.041)	$(0.049)	$(0.005)	$(0.016)

Weighted average number of common
shares outstanding		59,241,929	58,684,203	54,036,497	52,759,824

The accompanying notes are an integral part of these consolidated financial statements.

White Knight Resources Ltd.
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
(Unaudited –prepared by management)
For the period ended March 31 - Canadian Funds

	Number				Contributed
	of Shares		Price	Amount	Surplus	Deficit	Total

Balance, June 30, 2005	54,089,386	$		$26,844,701	$1,246,525	$(12,573,936)	$15,517,290

Shares issued for:
Exercise of warrants	4,397,057		1.25	5,496,321			5,496,321
Exercise of brokers warrants	543,529		1.25	918,979			918,979
Exercise of stock options	60,000		0.67	70,814			70,814
Exercise of stock options	150,000		0.75	210,570			210,570
Exercise of stock options	50,000		0.23	11,500			11,500
Mineral property interests	40,000		1.80	72,000			72,000
Stock-based compensation					2,241,064		2,241,064
Less: Fair market value of stock
options and broker’s
warrants exercised					(368,251)		(368,251)
Loss for the period						(2,902,051)	(2,902,051)

Balance, March 31, 2006	59,329,972			$33,624,885	$3,119,338	$(15,475,987)	$21,268,236

The accompanying notes are an integral part of these consolidated financial statements.

White Knight Resources Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited –prepared by management)
For the period ended March 31 – Canadian Funds

		2006		2005
	Cumulative
	Inception to
	March 31/06	Quarter to Date	Year to Date	Quarter to Date	Year to Date
Cash Flows from Operating Activities
Loss for the period	$(15,475,987)	$(2,420,570)	$(2,902,051)	$(284,836)	$(833,999)
Items not affecting cash:
Amortization	211,731	8,423	25,637	8,115	22,949
Write-off of deferred exploration costs	3,522,341	45,475	105,535	51,486	176,872
Write-off of mineral property interests	3,814,257
Stock-based compensation	3,229,612	2,179,053	2,241,064	32,543	32,543
Loss on disposal of equipment	(13,867)
Unrealized (recovery) loss on temporary
investments	15,583	11,824	3,988	(881)	(881)
Gain on disposal of investments	(190,518)
Shares issued for management bonus	150,000
Changes in non-cash working capital
Decrease (increase) in prepaid exp.	(514)	(9,401)	29,424	(7,101)	6,100
Decrease (increase) in receivables	458,157	(24,601)	31,549	40,442	54,299
Decrease in accounts payable &
accr. liabilities	(559,060)	(52,637)	(157,463)	(33,104)	(55,360)
Increase (decrease) in due to related
parties	98,703	25,185	71,509	(10,491)	9,753
	(4,739,562)	(237,249)	(550,808)	(203,827)	(587,724)
Cash Flows from Financing Activities
Issuance of capital stock	32,831,832	67,649	6,339,933	8,000	3,813,500
	32,831,832	67,649	6,339,933	8,000	3,813,500
Cash Flows from Investing Activities
Acquisition of mineral property interests	(5,430,283)	(6,100)	(300,991)	(67,372)	(709,785)
Deferred exploration costs, net of
recoveries	(7,702,206)	(605,022)	(2,143,958)	(59,239)	(697,824)
Restricted reclamation bonds	(232,467)	(2,275)	(39,605)	(1,178)	19,251
Disposal (acquisition) of temporary
investments	(13,863,043)	1,058,055	(3,034,104)	226,267	(4,025,119)
Proceeds from disposal of equipment	58,141
Acquisition of equipment	(675,113)	(130,713)	(305,627)	(9,305)	(82,404)
	(27,844,971)	313,945	(5,824,285)	89,173	(5,495,881)
Net Increase (decrease) in Cash and
Cash Equivalents	247,299	144,345	(35,160)	(106,654)	(2,270,105)
Cash and Cash Equivalents – Beginning
of Period		102,954	282,459	232,076	2,395,527
Cash and Cash Equivalents – End of
Period	$247,299	$247,299	$247,299	$125,422	$125,422

Supplemental disclosures with respect to cash flows (Note 9)

The accompanying notes are an integral part of these consolidated financial statements.

White Knight Resources Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited –prepared by management)
For the period ended March 31, 2006

1.	NATURE AND CONTINUANCE OF OPERATIONS

White Knight Resources Ltd. (the "Company") is a Canadian company incorporated in British Columbia. The Company is primarily engaged in the acquisition and exploration of mineral property interests.

The ability of the Company to realize the costs it has incurred to date on its mineral property interests is dependent upon the Company being able to lever its property interests and cash, by way of exploration activities and option/joint ventures, into assets of greater value or to identify ore bodies, to finance its exploration costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the mineral property interest. To date, the Company has not earned revenues and is considered to be in the exploration stage.

These consolidated financial statements have been prepared assuming the Company will continue on a going- concern basis. The Company has incurred losses since inception and the ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. Management is actively targeting sources of additional financing through alliances with financial, exploration and mining entities, or other business and financial transactions which would assure continuation of the Company’s operations and exploration programs. In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing. The Company has sufficient resources to meet its obligations for the foreseeable future at its current level of activity.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations. Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the consolidated balance sheets.

All amounts are in Canadian dollars unless otherwise stated.

	Mar 31, 2006	Jun 30, 2005

Working capital	$14,182,880	$11,216,455
Deficit	(15,475,987)	(12,573,936)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for audited financial statements. In the opinion of management, all adjustments (consisting of normal and recurring accruals) considered necessary for fair presentation have been included. Operating results for the nine month period ended March 31, 2006 are not necessarily indicative of the results that may be expected for the year ended June 30, 2006.

The interim consolidated financial statements have been prepared by management in accordance with the accounting policies described in the Company’s annual consolidated financial statements for the year ended June 30, 2005. For further information, refer to the consolidated financial statements and footnotes thereto included for the year ended June 30, 2005.

White Knight Resources Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited –prepared by management)
For the period ended March 31, 2006	Page 2

Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability.

Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation. The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease in the carrying amount of the liability for an asset retirement obligation and the cost of the related long-lived asset. At March 31, 2006, there are no asset retirement obligations.

Stock-based compensation

The fair value of stock options granted is determined using the Black-Scholes option pricing model and recorded as stock-based compensation.

Comparative figures

Certain comparative figures have been reclassified to conform to the current period’s presentation.

3.	MINERAL PROPERTY INTERESTS

	Balance at				Balance at
	June 30, 2005	Additions		Recovery	Mar 31, 2006

Nevada Properties
Benmark	$61,163	$20,188	$		$81,351
Celt	283,867	1,065			284,932
Cottonwood	93,403	64,444			157,847
Fye Canyon	173,778				173,778
Gold Bar Horst	120,828	28,740			149,568
Gold Pick	19,555	5,059			24,614
Goldstone	22,684	9,737			32,421
Hunter	88,788	48,244			137,032
Ian	18,930	12,531			31,461
Indian Ranch	108,402				108,402
Knolls	58,154	28,274			86,428
McClusky Pass	96,737	38,163			134,900
New Pass	419,727	1,075		(1,070)	419,732
Pat Canyon	81,163	27,956			109,119
Slaven Canyon	254,556	107,440			361,996
South Cabin Creek	34,349	13,192			47,541
Squaw Creek	377,471	1,515		(96,124)	282,862
Tonkin Summit	100,788	29,212			130,000
Miscellaneous properties	41,804	13,350			55,154
Total Nevada Properties	$2,456,147	$450,185		$(97,194)	$2,809,138

White Knight Resources Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited –prepared by management)
For the period ended March 31, 2006	Page 3

Title to mineral property interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral claims. The Company has investigated title to all of its mineral property interests and, to the best of its knowledge, expects title to all of its interests to be in good standing. The mineral property interests in which the Company has committed to earn an interest are located in the United States and the Company is therefore relying on advice by legal counsel who are basing such advice on the laws of the United States.

Nevada Properties

Celt Project

During the 2005 fiscal year, the Company entered into a Financing and Acquisition Agreement with Teck Cominco American Incorporated (“TCAI”) whereby TCAI was granted the option to earn an initial 51% interest in the property. elected to earn an initial 51% interest in the property pursuant to its rights under a Financing and Acquisition Agreement. The terms of the agreement provide for exploration expenditures of US$4,000,000 and cash payments of US$750,000 (US$50,000 received in the period) prior to December 31, 2008. TCAI honoured a firm commitment to incur US$500,000 in exploration expenditures by December 31, 2005.

Cottonwood Project

During the period, the Company issued 20,000 shares under the terms of an existing mining lease executed in February 2002.

Fye Canyon Project

During the 2005 fiscal year, the The terms of the agreement provide for exploration expenditures of US$4,000,000, cash payments of US$750,000 (US$50,000 received in the period) prior to December 31, 2008, and the assumption of all obligations under a prior mining lease agreement. TCAI honoured a firm commitment to incur US$500,000 in exploration expenditures by December 31, 2005.

Hunter Project

During the period, the Company issued 20,000 shares under the terms of an existing mining lease executed in February 2002.

New Pass Project

In fiscal 2005, the Company entered into an option agreement with Bonaventure Enterprises Inc. (“Bonaventure”) whereby Bonaventure may earn a 50% interest in the property by incurring exploration expenditures of US$2,000,000, issuing 500,000 shares and making cash payments of US$500,000 over a 4-year period (US$125,000 and 200,000 shares received). Upon vesting, Bonaventure may elect to earn an additional 10% interest by financing the completion of a feasibility study.

Squaw Creek Project

In fiscal 2005, the Company entered into an option agreement with Bonaventure whereby Bonaventure may earn a 50% interest in the property by incurring exploration expenditures of US$2,000,000, issuing 500,000 shares and making cash payments of US$500,000 over a 4-year period (US$125,000 and 200,000 shares received). Upon vesting, Bonaventure may elect to earn an additional 10% interest by financing the completion of a feasibility study.

White Knight Resources Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited –prepared by management)
For the period ended March 31, 2006	Page 4

4.	DEFERRED EXPLORATION COSTS

	Balance at		Balance at
	June 30,		March 31,
By Type of Cost	2005	Additions	2006

Assays	$713,694	$168,400	$882,094
Consulting	2,875,000	485,881	3,360,881
Drafting and report preparation	431,177	8,893	440,070
Drilling	3,103,814	1,438,074	4,541,888
Field operations	847,547	109,752	957,299
Reclamation	191,795	652	192,447
Recording	80,079		80,079
Supervision	374,039	31,483	405,522
Surveys	740,154	46,116	786,270
Trenching and site preparation	397,332	75,844	473,176
Recovery	(4,998,875)	(225,874)	(5,224,749)
Write-off	(3,246,878)	(105,536)	(3,352,414)

Total	$1,508,878	$2,033,685	$3,542,563

	Balance at						Balance at
	June 30,						Mar 31,
By Property	2005	Additions		Recoveries		Write-offs	2006

Nevada Properties
Benmark	$6,743	$22,189	$		$		$28,932
Celt	70,920	4,784		(58,821)			16,883
Cottonwood	105,702	287,862					393,564
Fye Canyon	78,139	825		(58,821)			20,143
Gold Bar Horst	54,943	862					55,805
Gold Pick	75,290	371,102					446,392
Goldstone	3,864						3,864
Hunter	24,926	215					25,141
Ian	625						625
Indian Ranch	24,223	384					24,607
Knolls	9,636	1,272					10,908
McClusky Pass	71,157	453,087					524,244
New Pass	162,063	921		(108,232)			54,752
Pat Canyon	22,846						22,846
Slaven Canyon	730,729	1,057,256					1,787,985
South Cabin Creek	34,106	4,593					38,699
Tonkin Summit	32,966	54,207					87,173
General exploration		105,535				(105,535)

Total Nevada Properties	$1,508,878	$2,365,094		$(225,874)		$(105,535)	$3,542,563

White Knight Resources Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited –prepared by management)
For the period ended March 31, 2006	Page 5

5.	CAPITAL STOCK

Authorized: unlimited common shares without par value.

Share Issuances

During the period, the Company completed the following transactions:

a)	Subsequent to a private placement completed in a prior period, the following warrants were exercised:

(i) 4,397,057 warrants resulting in the Company issuing 4,397,057 common shares for proceeds of $5,496,322; and

(ii) 543,529 brokers’ warrants resulting in the Company issuing 543,529 common shares valued at $239,568, for proceeds of $679,411.

b)	Stock options valued at $128,684 were exercised resulting in the Company issuing 260,000 common shares for proceeds of $164,200.

c)	Pursuant to the terms of existing mining leases executed in 2002, 40,000 shares valued at $72,000 were issued.

Warrants

During the period, the Company received approval from the TSX Venture Exchange to amend the expiry date of 1,500,000 warrants at $2.50 from December 20, 2005 to December 20, 2006. At March 31, 2006, the following warrants were outstanding:

Number	Exercise
of Warrants	Price	Expiry Date

1,500,000	$ 2.50	December 20, 2006

Warrant transactions and the number of warrants outstanding are summarized as follows:

	Number	Exercise
	of Warrants	Price	Expiry Date

Balance, June 30, 2005	9,808,233

Warrants exercised	(4,352,351)	$1.25	July 29, 2005
Warrants exercised	(588,235)	1.25	August 3, 2005
Warrants expired	(3,367,647)	1.25	August 3, 2005

Balance, March 31, 2006	1,500,000

Stock options

Under the Company’s stock option plan effective November 4, 2002 and amended December 12, 2003, the Company may grant options for up to 7,072,935 common shares to directors, employees and consultants at exercise prices to be determined by the market value on the date of grant. Vesting of options is made at the discretion of the Board of Directors at the time the options are granted with the exception of options granted in

White Knight Resources Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited –prepared by management)
For the period ended March 31, 2006	Page 6

Stock options… continued

relation to investor relations. Options granted to consultants engaged in investor relations activities must vest no earlier than as to one-quarter upon the grant date and as to a further one-quarter after each of the following three four-month periods.

At March 31, 2006, the following incentive stock options were outstanding:

Number	Exercise
of Shares	Price	Expiry Date

55,000	$ 0.10	May 14, 2006
755,500	0.23	January 23, 2008
2,074,500	0.41	September 23, 2008
150,000	0.75	March 1, 2009
50,000	0.85	March 21, 2010
40,000	0.67	April 6, 2010
50,000	1.50	October 19, 2010
2,000,000	1.91	January 10, 2011
5,175,000

Stock option transactions and the number of stock options outstanding are summarized as follows:

		Weighted
		Average
	Number	Exercise
	of Options	Price
Balance, June 30, 2005	3,385,000	$0.41
Options exercised	(260,000)	0.63
Options granted	2,050,000	1.90

Balance, March 31, 2006	5,175,000	0.99

Number of options currently exercisable	4,887,500	$0.94

6.	RELATED PARTY TRANSACTIONS

During the year to date, the Company paid management fees in the amount of $198,000 (2005 - $198,000) to directors and officers of the Company and companies controlled by directors.

During the year to date, the Company paid consulting fees in the amount of $100,707 (2005 - $85,111) to directors and officers of the Company and companies controlled by directors. Of that amount, $84,702 (2005 - $78,850) is included or written off to deferred exploration costs.

During the year to date, the Company paid administrative consulting fees in the amount of $86,398 (2005 - $39,813) to officers and directors of the Company and a company controlled by a director.

White Knight Resources Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited –prepared by management)
For the period ended March 31, 2006	Page 7

Amounts payable to related parties at March 31, 2006 aggregated $89,263 (June 30, 2005 - $17,754). The fair value for amounts due to related parties is not determinable since there are no stated terms of repayment.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

7.	SEGMENTED INFORMATION

The Company’s one reportable segment is the exploration and development of mineral properties. Geographical information is as follows:

				Mineral
				Property
				Interests and
				Deferred
	Total			Exploration	Other
	Assets	Equipment		Costs	Assets

March 31, 2006
Canada	$14,377,888	$26,179	$		$14,351,709
United States	7,037,491	431,180		6,351,700	254,611

	$21,415,379	$457,359		$6,351,700	$14,606,320

June 30, 2005
Canada	$11,377,473	$30,799	$		$11,346,674
United States	4,319,402	108,319		3,965,025	246,058

	$15,696,875	$139,118		$3,965,025	$11,592,732

	2006		2005

	Quarter	Year	Quarter	Year
	to Date	to Date	to Date	to Date

Loss before other items:
Canada	$2,430,570	$2,945,252	$211,645	$613,750
United States	47,628	161,978	55,208	159,497

	$2,478,198	$3,107,230	$266,853	$773,247

8.	RESTRICTED RECLAMATION BONDS

The Company has secure funds in place with the United States government, a Canadian bank and a United States bank as security for restricted reclamation bonds on its mineral properties. These restricted reclamation bonds were required by the local jurisdictions at the time exploration activities commenced on the properties and do not represent an asset retirement obligation (Note 2). Interest on the certificates of deposit with Canadian and United States banks is paid on a periodic basis to the Company.

White Knight Resources Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited –prepared by management)
For the period ended March 31, 2006	Page 8

9.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

Significant non-cash transactions during the period (2005 - $Nil) include the acquisition of 200,000 common shares of Bonaventure Enterprises Inc. (assigned a value of $0.20 per share) as per the terms of option agreements (Note 3) and the issuance of 40,000 shares due under the terms of existing mining leases (assigned a value of $1.80 per share). Included in accounts payable are $15,262 (2005 – $463) relating to deferred exploration costs and $38,250 (2005 - $Nil) related to equipment.

10.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian GAAP. Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States (“United States GAAP”) are described and quantified below.

The impact of the differences between Canadian GAAP and United States GAAP on the consolidated balance sheets would be as follows:

	March 31, 2006				June 30, 2005

	Balance,			Balance,	Balance,			Balance,
	Canadian			United States	Canadian			United States
	GAAP		Adjustments	GAAP	GAAP		Adjustments	GAAP

Temporary investments	$13,925,559		$42,157	$13,967,716	$10,895,443		$36,224	$10,931,667
Other current assets	404,464			404,464	500,597			500,597
Mineral property
interests	2,809,138		(2,045,447)	763,691	2,456,147		(1,839,607)	616,540
Deferred exploration
costs	3,542,563		(3,542,563)		1,508,878		(1,508,878)
Equipment	457,358			457,358	139,118			139,118
Investments	40,000			40,000
Restricted reclamation
bonds	236,297			236,297	196,692			196,692

	$21,415,379		$(5,545,853)	$15,869,526	$15,696,875		$(3,312,261)	$12,384,614

Current liabilities	$147,143	$		$147,143	$179,585	$		$179,585

Shareholders' equity	21,268,236		(5,545,853)	15,722,383	15,517,290		(3,312,261)	12,205,029

	$21,415,379		$(5,545,853)	$15,869,526	$15,696,875		$(3,312,261)	$12,384,614

White Knight Resources Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited –prepared by management)
For the period ended March 31, 2006	Page 9

The impact of the differences between Canadian GAAP and United States GAAP on the consolidated statements of operations would be as follows:

	Three Month	Three Month	Nine Month	Nine Month
	Period Ended	Period Ended	Period Ended	Period Ended
	March 31, 2006	March 31, 2005	March 31, 2006	March 31, 2005
Loss for the period, Canadian GAAP	$(2,420,570)	$(284,836)	$(2,902,051)	$(833,999)
Adjustments:
Mineral property interests	2,135	(61,124)	(205,841)	(660,021)
Deferred exploration costs	(256,848)	(8,216)	(2,033,685)	(521,415)
Increase in temporary investments	5,206	4,284	42,157	15,291
Loss for the period, United States GAAP	$(2,670,077)	$(349,892)	$(5,099,420)	$(2,000,144)

Basic and diluted loss per share, United States GAAP	$(0.05)	$(0.01)	$(0.09)	$(0.04)

Weighted average number of common shares outstanding,
United States GAAP	59,241,929	54,036,497	58,684,203	52,759,824

The impact of the differences between Canadian GAAP and United States GAAP on the consolidated statements of cash flows would be as follows:

	Three Month	Three Month	Nine Month	Nine Month
	Period Ended	Period Ended	Period Ended	Period Ended
	March 31, 2006	March 31, 2005	March 31, 2006	March 31, 2005

Cash flows used in operating activities, Canadian GAAP	$(260,897)	$(202,065)	$(558,784)	$(585,962)
Acquisition of mineral property interests	2,135	(61,124)	(205,841)	(660,021)
Deferred exploration costs	(605,022)	(59,239)	(2,143,958)	(697,824)
Disposal (acquisition) of temporary investments	1,081,703	224,505	(3,026,128)	(4,026,881)

Cash flows provided by (used in) operating activities,	217,919	(97,923)	(5,934,711)	(5,970,688)
United States GAAP

Cash flows provided by financing activities,
Canadian GAAP and United States GAAP	67,649	8,000	6,339,933	3,813,500

Cash flows provided by (used in) investing
activities, Canadian GAAP	337,593	87,411	(5,816,309)	(5,497,643)
Acquisition of mineral property interests	(2,135)	61,124	205,841	660,021
Deferred exploration costs	605,022	59,239	2,143,958	697,824
Acquisition of temporary investments	(1,081,703)	(224,505)	3,026,128	4,026,881

Cash flows used in investing activities, United States GAAP	(141,223)	(16,731)	(440,382)	(112,917)

Increase (decrease) in cash and cash equivalents
during the year	144,345	(106,654)	(35,160)	(2,270,105)

Cash and cash equivalents, beginning of year	102,954	232,076	282,459	2,395,527

Cash and cash equivalents, end of year	$247,299	$125,422	$247,299	$125,422

White Knight Resources Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited –prepared by management)
For the period ended March 31, 2006	Page 10

Mineral property interests and deferred exploration costs

In accordance with EITF 04-02, the Company classifies the costs of acquiring its mineral interests as tangible assets resulting in no difference between Canadian and U.S GAAP. Under U.S. GAAP exploration costs on mineral properties, other than acquisition costs, prior to the establishment of proven or probable reserves are expensed as incurred. Under Canadian GAAP these costs may be deferred.

Under US GAAP, the Company performs evaluations of its investment in mineral properties to assess the recoverability and the residual value of its investments in these assets. All mineral properties are reviewed for impairment whenever events or circumstances change which indicates the carrying amount of an asset may not be recoverable, utilizing established guidelines based on undiscounted future net cash flows from the asset or upon the determination that certain exploration properties do not have sufficient potential for economic mineralization.

Stock-based compensation

Under United States GAAP, Statements of Financial Accounting Standards No. 123, “Accounting for Stock-based Compensation” (“SFAS 123”) requires companies to establish a fair market value based method of accounting for stock-based compensation plans. The Company chose to account for stock-based compensation using Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB 25”). Accordingly, compensation cost for stock options was measured as the excess, if any, of the quoted market price of the Company’s stock at the date of grant over the option price. Effective July 1, 2003 the Company elected to follow the fair value method of accounting for stock-based compensation.

New accounting and disclosure standards were introduced under Canadian GAAP (Note 8) for the fiscal year ending June 30, 2003. Accordingly, there were no differences between Canadian GAAP and United States GAAP for the periods ended March 31, 2006 and 2005.

Asset retirement obligations

The Company has determined that there are no asset retirement obligations and there were no differences between Canadian GAAP and United States GAAP as at March 31, 2006 and March 31, 2005.

Temporary Investments

Under Canadian GAAP, temporary investments are carried at the lower of aggregate cost or current market value, with any unrealized gain or loss included in the statement of operations. Long-term investments are carried on the cost or equity basis and are only written down when there is evidence of a decline in value that is other than temporary.

Under United States GAAP, Statement of Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”) requires that certain debt and equity investments must be classified into available-for-sale or trading securities and stated at fair market values. Any unrealized holding gains or losses are reported as a separate component of shareholders’ equity until realized for available-for-sale securities, and included in earnings for trading securities. For United States GAAP purposes, the Company's investment in debt securities have been classified as trading securities. Under SFAS 115, for the period ending March 31, 2006, an excess holding gain of $42,157 ($36,224 for the 2005 fiscal year) would be recognized under United States GAAP.

New accounting pronouncements

In December 2004, Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 153, “Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29” (“SFAS 153”) which amends Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions” to eliminate

White Knight Resources Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited –prepared by management)
For the period ended March 31, 2006	Page 11

the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.

In December 2004, FASB issued Statement of Financial Accounting Standards No. 123R, “Share Based Payment” (“SFAS 123R”). SFAS 123R supersedes APB 25 and its related implementation guidance by requiring entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions) and revises SFAS 123 as follows:

i)

Public entities are required to measure liabilities incurred to employees in share-based payment transactions at fair value and nonpublic entities may elect to measure their liabilities to employees incurred in share-based payment transactions at their intrinsic value whereas under SFAS 123, all share-based payment liabilities were measured at their intrinsic value.

ii)

Nonpublic entities are required to calculate fair value using an appropriate industry sector index for the expected volatility of its share price if it is not practicable to estimate the expected volatility of the entity’s share price.

iii)	Entities are required to estimate the number of instruments for which the requisite service is expected to be rendered as opposed to accounting for forfeitures as they occur.

iv)

Incremental compensation cost for a modification of the terms or conditions of an award is measured by comparing the fair value of the modified award with the fair value of the award immediately before the modification whereas SFAS 123 required that the effects of a modification be measured as the difference between the fair value of the modified award at the date it is granted and the award’s value immediately before the modification determined based on the shorter of (1) its remaining initially estimated expected life or (2) the expected life of the modified award.

SFAS 123R also clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued and Emerging Issues Task Force No. 96-18 “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods and Services” (“EITF 96-18”). SFAS 123R also does not address the accounting for employee share ownership plans which are subject to Statement of Position 93-6, “Employers’ Accounting for Employee Stock Ownership Plans”. Public entities (other than those filing as small business issuers) will be required to apply SFAS 123R as of the first annual reporting period that begins after June 15, 2005. Public entities that file as small business issuers will be required to apply SFAS 123R in the first annual reporting period that begins after December 15, 2005. For nonpublic entities, SFAS 123R must be applied as of the beginning of the first annual reporting period beginning after December 15, 2005.

In May 2005, FASB issued Statement of Financial Accounting Standards No. 154, “Accounting Changes and Error Corrections – A Replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS 154”) which is effective for fiscal years ending after December 15, 2005. SFAS 154 requires that changes in accounting policy be accounted for on a retroactive basis.

The adoption of these new pronouncements is not expected to have a material effect on the Company's consolidated financial position or results of operations.

11.	SUBSEQUENT EVENT

In May 2006, the Company received a formal offer to purchase all issued shares of the Company from U.S. Gold Corporation (“USGL”).

JOHN M. LEASK, P.Eng	GORDON P. LEASK, P.Eng.
Chairman, President & CEO	Director
Vancouver, BC, Canada	Vancouver, BC, Canada

BRIAN D. EDGAR	MEGAN M. CAMERON-JONES
Director	Director, Secretary & CFO
Vancouver, BC, Canada	Vancouver, BC, Canada

ROBERT G. CUFFNEY	KAREEN McKINNON
Vice-President, Exploration	Vice-President, Corporate Development
Reno, Nevada, USA	Vancouver, BC, Canada

HEAD OFFICE	NEVADA OFFICE
Suite 922, 510 West Hastings Street	Suite 140, 121 Woodland Avenue
Vancouver, BC, Canada	Reno, Nevada, USA
V6B 1L8	89523

Tel: (604) 681-4462	Tel: (775) 787-3444
Fax: (604) 681-0180	Fax: (775) 787-3447
E-mail: info@whiteknightres.com
Website: www.whiteknightres.com

LEGAL COUNSEL	TRANSFER AGENT
Axium Law Corporation	Pacific Corporate Trust Company
Vancouver, BC, Canada	Vancouver, BC Canada

REGISTERED OFFICE	AUDITOR
Suite 3350	Davidson & Company
1055 Dunsmuir Street	Chartered Accountants
Vancouver, BC, Canada V7X 1L2	Vancouver, BC, Canada

CAPITALIZATION	FINANCIAL INSTITUTION
Authorized:	Bank of Montreal
Unlimited common shares	Vancouver, BC, Canada
Issued as at April 30, 2006: 59,354,972

STOCK EXCHANGE
Listed: TSX Venture Exchange
Symbol: WKR-V